JOEL L. RUBINSTEIN

Partner

(212) 294-5336

JRubinstein@winston.com

November 22, 2019

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Paul Fischer

Re:	New Frontier Corporation

Preliminary Proxy Materials on Schedule PreR14A

Filed on November 12, 2019

File No. 001-38562

Dear Mr. Fischer:

On behalf of our client, New Frontier Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in its letter, dated November 20, 2019, relating to Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”).

The Company is concurrently filing via EDGAR a revised Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”), which reflects the Company’s response to the comment received from the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with courtesy copies of Amendment No. 3, clean and marked to show changes from Amendment No. 2.

For ease of review, we have set forth below the numbered comment in the Staff’s letter in bold and the Company’s response thereto, including, where applicable, a cross-reference to the location in Amendment No. 3 of the changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

Preliminary Proxy Materials on Schedule PRER14A filed on November 12, 2019

Index to Consolidated Financial Information, page F-1

1.	Please update to include New Frontier Corp.’s most recent interim financial statements filed in the Form 10-Q for the quarter ended September 30, 2019. Similarly, please also update the related disclosures including MD&A and the pro forma information.

U.S. Securities and Exchange Commission November 22, 2019 Page 2

Response: The Company has revised the disclosures throughout Amendment No. 3 to reflect its interim financial statements for the quarter ended September 30, 2019 and related disclosure.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 3.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc: Antony Leung, New Frontier Corporation

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